Exhibit 99.1

Qunar Reports Fourth Quarter and Fiscal Year 2013 Financial Results

Revenue Growth Accelerates in the Fourth Quarter

Company Announces US$300 Million Revolving Credit Facility from Baidu

BEIJING, Feb. 27, 2014 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (Nasdaq: QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013. In addition, Qunar announced that it has obtained a three-year US$300 million revolving credit facility from Baidu, Inc. (“Baidu”), the Company’s controlling shareholder, effective as of February 27, 2014.

Highlights for the Fourth Quarter and Fiscal Year 2013

•                  Total revenues for the fourth quarter of 2013 were RMB251.0 million (US$41.5 million), an increase of 74.2% from the corresponding period in 2012.

•                  Total revenues for fiscal year 2013 were RMB850.9million (US$140.6 million), an increase of 69.6% from fiscal year 2012.

•                  Mobile revenues for the fourth quarter of 2013 were RMB49.6 million (US$8.2 million), an increase of 390.6% year-on-year, representing 19.8% of total revenues, compared to 7.0% in the corresponding period of 2012.

•                  Mobile revenues for fiscal year 2013 were RMB127.1 million (US$21.0 million), an increase of 558.4% year-on-year, representing 14.9% of total revenues for fiscal year 2013, compared to 3.8% in fiscal year 2012.

•                  Total number of web and mobile users in the 12-month period ended December 31, 2013 was 234.2 million and 53.8 million, respectively, compared to 187.3 million and 21.9 million, respectively, in the 12-month period ended December 31, 2012.

•                  Total number of web and mobile queries for the fourth quarter of 2013 was 595.7 million and 261.0 million, respectively, an increase of 46.4% and 235.2% year-on-year.

•                  Total number of web and mobile queries for fiscal year 2013 was 2.2 billion and 782.2 million, respectively, an increase of 42.4% and 303.4% year-on-year.

“I am pleased to report that we saw accelerating revenue growth in the fourth quarter, which capped a strong 2013,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar. “In 2013, we saw significant year-on-year flight and hotel volume growth, with Total Estimated Flight Ticket1 volume and Total Estimated Hotel Room nights2 growing 108% and 117%, respectively.”

“Our relentless commitment to creating value for our users has allowed us to consistently achieve industry-leading growth. Looking to the year ahead, we will keep this focus by maintaining our price leadership, expanding our product offerings, enhancing service quality and introducing innovative features in all our key segments, such as flights, hotels, vacation packages, and destination services, on any device at any time. We expect even stronger growth in the year to come.”

“In addition to encouraging top-line growth in the fourth quarter, we saw strong growth in mobile queries, which accounted for 76% and 36% of total hotel searches and flight searches respectively, on peak days in the fourth quarter of 2013,” said Sam Sun, chief financial officer of Qunar. “The new credit facility with Baidu announced today gives us further liquidity to support our long-term investments, and is a testament to Baidu’s firm commitment to Qunar. In 2014 we will further intensify our investments in product development and our product sourcing network to capture exciting growth opportunities and extend Qunar’s leadership in China’s online travel industry.”

Fourth Quarter 2013 Financial Results

Total revenues for the fourth quarter of 2013 were RMB251.0 million (US$41.5 million), an increase of 74.2% year-on-year and 4.1% quarter-on-quarter. Mobile revenues for the fourth quarter of 2013 were RMB49.6 million (US$8.2 million), an increase of 390.6% year-on-year, representing 19.8% of total revenues. Pay-for-performance (“P4P”) revenues for the fourth quarter of 2013 were RMB222.7 million (US$36.8 million), an increase of 83.8% year-on-year and 5.6% quarter-on-quarter.

Among the P4P revenues for the fourth quarter of 2013, flight and flight related revenues were RMB159.4 million (US$26.3 million), an increase of 77.6% year-on-year and 4.3% quarter-on-quarter. Year-on-year P4P flight revenue growth was primarily driven by a 94.3% increase in TEFT and an 8.6% decrease in revenue per ticket; quarter-on-quarter P4P flight revenue growth was primarily driven by a 5.1% increase in TEFT.

P4P hotel revenues for the fourth quarter of 2013 were RMB53.4 million (US$8.8 million), an increase of 83.6% year-on-year and 6.6% quarter-on-quarter. Year-on-year P4P hotel revenue growth was primarily due to a 99.0% increase in TEHR and a 7.8% decrease in revenue per room night due to the launch of the Company’s hotel coupon program in January 2013; quarter-on-quarter P4P hotel revenue growth was primarily driven by a 34.5% increase in revenue per room night due to tapering of our hotel coupon program and a 20.8% decrease in TEHR due to seasonality.

Gross profit for the fourth quarter of 2013 was RMB200.2 million (US$33.1 million), an increase of 75.1% year-on-year and an increase of 4.6% quarter-on-quarter. The year-on-year increase was primarily due to the significant increase in overall revenues, and was partially offset by an increase in sales tax and surcharges, an increase in short-message-service fees and an increase in data acquisition cost as a result of an increase in flight search queries.

Product development expenses for the fourth quarter of 2013 were RMB107.9 million (US$17.8 million), an increase of 99.6% year-on-year and 19.0% quarter-on-quarter, primarily due to an increase in salary, welfare and other headcount-related expenses associated with the growth of the product development team. Excluding share-based compensation expenses, product development expenses accounted for 39.8% of total revenues, compared to 34.9% for the corresponding period of 2012, and 35.5% for the third quarter of 2013.

Sales and marketing expenses for the fourth quarter of 2013 were RMB133.8 million (US$22.1 million), an increase of 114.8% year-on-year and 23.8% quarter-on-quarter, primarily due to increases in online marketing expenses and the number of sales and marketing personnel. Excluding share-based compensation expenses, sales and marketing expenses accounted for 51.7% of total revenues for the fourth quarter, compared to 42.3% for the corresponding period of 2012 and 44.2% for the third quarter of 2013.

General and administrative expenses for the fourth quarter of 2013 were RMB59.2 million (US$9.8 million), an increase of 379.9% year-on-year and 103.3% quarter-on-quarter, primarily due to a substantial increase in share-based compensation expenses and an increase in salary and welfare as a result of increased headcount and average salary. Excluding share-based compensation expenses, general and administrative expenses accounted for 12.2% of total revenues for the fourth quarter, compared to 7.8% for the corresponding period of 2012 and 11.2% for the third quarter of 2013.

Operating loss for the fourth quarter of 2013 was RMB100.7 million (US$16.6 million), compared to RMB14.3 million for the corresponding period of 2012 and RMB36.4 million for the third quarter of 2013.

Net loss attributable to Qunar’s shareholders for the fourth quarter of 2013 was RMB121.6 million (US$20.1 million), compared to RMB18.6 million for the corresponding period of 2012 and RMB48.8 million for the third quarter of 2013. The increase in net loss attributable to Qunar’s shareholders was primarily due to continued investment in product development, marketing efforts to drive business growth and an increase in share-based compensation expenses. Basic and diluted net loss per ADS for the fourth quarter of 2013 was RMB1.11 (US$0.18).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, was RMB 79.4 million (US$13.1 million) for the fourth quarter of 2013, compared to RMB10.7 million for the corresponding period of 2012 and RMB 38.7million for the third quarter of 2013.

Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, for the fourth quarter of 2013 was negative RMB46.5 million (US$7.7 million), compared to negative RMB1.7 million for the corresponding period of 2012 and negative RMB18.8 million for the third quarter of 2013.

Fiscal Year 2013 Financial Results

Total revenues for 2013 were RMB850.9 million (US$140.6 million), representing a 69.6% increase from 2012. Total mobile revenues for 2013 were RMB127.1 million (US$21.0 million), an increase of 558.4% from 2012, representing 14.9% of total revenues compared to 3.8% of 2012 total revenues. Pay-for-performance (“P4P”) revenues for 2013 were RMB749.7 million (US$123.8 million), an increase of 77.6% from 2012.

Of the P4P revenues, flight and flight related revenues for 2013 were RMB550.8 million (US$91.0 million), an increase of 79.0% from 2012. Year-on-year P4P flight revenue growth was primarily driven by a 107.8% increase in TEFT and a 13.8% decrease in revenue per ticket.

P4P hotel revenues for 2013 were RMB172.3 million (US$28.5 million), an increase of 59.3% from 2012. Year-on-year P4P hotel revenue growth was primarily due to a 117.2% increase in TEHR and a 26.6% decrease in revenue per room night due to our hotel coupon program launched in January 2013.

Gross profit for 2013 was RMB677.5 million (US$111.9 million), a 66.9% increase from 2012. The increase was primarily due to a significant increase in revenues and partially offset by increases in sales tax and surcharges, short-message-service fees and data acquisition cost, as a result of an increase in flight search queries.

Product development expenses for 2013 were RMB319.0 million (US$52.7 million), an increase of 70.4% from 2012, primarily due to an increase in salary, welfare and other headcount-related expenses associated with the growth of the product development team. Excluding share-based compensation expenses, product development expenses accounted for 35.0% of total revenues, compared to 34.3% for 2012.

Sales and marketing expenses for 2013 were RMB382.8 million (US$63.2 million), an increase of 57.0% from 2012, primarily due to increases in online marketing expenses and the number of sales and marketing personnel. Excluding share-based compensation expenses, sales and marketing expenses accounted for 44.1% of total revenues, compared to 47.3% for 2012.

General and administrative expenses for 2013 were RMB129.2 million (US$21.3 million), an increase of 155.5% year-on-year, primarily due to a substantial increase in share-based compensation expenses and an increase in salary and welfare as a result of increases in headcount and average salaries. Excluding share-based compensation expenses, general and administrative expenses accounted for 11.0% of total revenues, compared to 9.0% for 2012.

Operating loss for 2013 was RMB153.5 million (US$25.4 million), compared to RMB75.7 million for 2012.

Net loss attributable to Qunar’s shareholders for 2013 was RMB187.3 million (US$30.9 million), compared to RMB91.1 million for 2012. The increase was primarily due to continued investment in product development, marketing efforts to drive business growth and an increase in share-based compensation expenses. Basic and diluted net loss per ADS for 2013 was RMB1.84 (US$0.30), compared to RMB0.97 (US$0.16) for 2012.

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, was RMB117.7 million (US$19.4 million) for 2013, compared to RMB57.3 million for 2012.

Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, was negative RMB51.7 million (US$8.5 million) for 2013, compared to negative RMB24.0 million for 2012.

As of December 31, 2013, Qunar had cash, cash equivalents and short-term investments of RMB1.871 billion (US$309.0 million).

As of December 31, 2013, Qunar had 2,585 full-time employees, of which 47% were product development personnel.

Business Outlook

For the first quarter of 2014, the Company expects year-on-year revenue growth in the range of 65% to 70%. This forecast reflects Qunar’s current and preliminary view, which is subject to change.

New Baidu Credit Facility

Effective as of February 27, 2014, Qunar has entered into a US$300 million revolving credit facility agreement with Baidu. The three-year credit facility bears no commitment fee. Any drawdown bears interest at a rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. Qunar is allowed to repay its outstanding debt obligation at maturity either by cash or by Qunar shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. This credit facility will be used for working capital requirements and general corporate purposes, and will further strengthen the Company’s liquidity and enable it to capitalize on the tremendous growth opportunities in China’s online travel market.

Conference Call

Qunar’s management team will host an earnings conference call at 8:00PM on February 27, 2014, U.S. Eastern Time (09:00AM on February 28, 2014, Beijing Time).

The dial-in details for the live conference call are as follows:

International:	+65-6823-2299
U.S.:	+1-631-514-2526
UK:	+44-20-3078-7622
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539
Passcode for all regions:	1323966

A replay of the conference call may be accessed by phone at the following number until March 6, 2014:

International:	+61-2-9641-7900
Passcode:	1323966

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; the execution of the business cooperation framework agreement with Baidu; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission.  All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses Adjusted net income/(loss) and Adjusted EBITDA as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based payments, depreciation and amortization, expenses relating to free user traffic contributed by Baidu, Inc. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on December 31, 2013, which was RMB6.0540 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar Cayman Islands Limited is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

1Total Estimated Flight Ticket volume (TEFT) is calculated by dividing flight ticket volume sold on SaaS by qualified flight clicks from SaaS as a percentage of total qualified flight clicks.

2Total Estimated Hotel Room-night volume (TEHR) is calculated as hotel room-night volume sold on SaaS divided by qualified hotel clicks from SaaS as a percentage of total qualified hotel clicks.

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

(In thousands)	December 31, 2012 RMB	December 31, 2013 RMB	December 31, 2013 USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	148,511	980,129	161,898
Restricted cash	49,047	163,506	27,008
Funds receivable	30,838	241,122	39,829
Short-term investments	521	485,945	80,268
Accounts receivable, net	45,631	99,892	16,500
Due from related parties	38,756	10,000	1,652
Prepayments and other current assets	46,174	66,104	10,919
Deferred tax assets, current	—	8,436	1,393
Total current assets	359,478	2,055,134	339,467

Non-current assets:
Property and equipment, net	32,298	45,690	7,547
Other non-current assets	576	23,951	3,956
Total non-current assets	32,874	69,641	11,503

Total assets	392,352	2,124,775	350,970

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Customer advances and deposits	69,081	155,666	25,712
Due to related parties	50,200	4,492	742
Accounts payable	2,284	5,087	840
Salaries and welfare payable	43,669	85,977	14,202
Income tax payable	1,166	5,764	952
Accrued expenses and other current liabilities	148,616	447,499	73,918
Total current liabilities	315,016	704,485	116,366

Non-current liabilities:
Non-current liabilities	17,594	57,863	9,558
Total non-current liabilities	17,594	57,863	9,558

Total liabilities	332,610	762,348	125,924

Mezzanine equity
Redeemable ordinary shares	998,666	—	—
Total mezzanine equity	998,666	—	—

Shareholders’ (deficit) equity:
Ordinary shares	1,172	2,154	356
Additional paid-in capital	(716,364)	1,788,167	295,370
Accumulated other comprehensive loss	(11,603)	(28,476)	(4,704)
Accumulated deficit	(212,129)	(399,418)	(65,976)
Total shareholders’ (deficit) equity	(938,924)	1,362,427	225,046

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	392,352	2,124,775	350,970

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three months ended				Year ended
(In thousands except for number of shares and per share(ADS) data)	December 31, 2012 RMB	September 30, 2013 RMB	December 31, 2013 RMB	December 31, 2013 USD	December 31, 2012 RMB	December 31, 2013 RMB	December 31, 2013 USD
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Revenues
Pay-for-performance services	121,146	210,909	222,650	36,777	422,234	749,716	123,838
Display advertising services	14,907	18,147	19,544	3,228	46,670	63,503	10,489
Other services	8,046	12,090	8,775	1,450	32,821	37,703	6,228
Total revenues	144,099	241,146	250,969	41,455	501,725	850,922	140,555
Cost of revenues	(29,772)	(49,712)	(50,793)	(8,390)	(95,787)	(173,395)	(28,641)
Gross profit	114,327	191,434	200,176	33,065	405,938	677,527	111,914
Operating expenses
Product developments (Note 1)	(54,050)	(90,700)	(107,905)	(17,824)	(187,266)	(319,021)	(52,696)
Sales and marketing (Note 1)	(62,274)	(108,026)	(133,767)	(22,096)	(243,800)	(382,777)	(63,227)
General and administrative (Note 1)	(12,332)	(29,117)	(59,184)	(9,775)	(50,574)	(129,209)	(21,343)
Operating loss	(14,329)	(36,409)	(100,680)	(16,630)	(75,702)	(153,480)	(25,352)
Interest (expense)/income, net	(223)	1,087	3,455	571	832	4,757	786
Foreign exchange (loss)/gain, net	(663)	108	1,799	297	(656)	1,469	243
Other income, net	137	463	72	11	363	1,057	175
Loss before income taxes	(15,078)	(34,751)	(95,354)	(15,751)	(75,163)	(146,197)	(24,148)
Income tax expense	(3,530)	(14,058)	(26,201)	(4,327)	(15,950)	(41,092)	(6,787)
Net loss attributable to ordinary shareholders	(18,608)	(48,809)	(121,555)	(20,078)	(91,113)	(187,289)	(30,935)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(0.07)	(0.16)	(0.37)	(0.06)	(0.32)	(0.61)	(0.10)
Net loss per ordinary share—diluted	(0.07)	(0.16)	(0.37)	(0.06)	(0.32)	(0.61)	(0.10)

Loss per ADS (each ADS represents three ordinary shares):
Net loss per ADS—basic	(0.20)	(0.48)	(1.11)	(0.18)	(0.97)	(1.84)	(0.30)
Net loss per ADS—diluted	(0.20)	(0.48)	(1.11)	(0.18)	(0.97)	(1.84)	(0.30)

Weighted average number of ordinary shares:
Ordinary shares
Basic	281,682,508	303,344,804	—	—	281,682,508	—	—
Diluted	281,682,508	303,344,804	—	—	281,682,508	—	—

Class A ordinary shares
Basic	—	—	303,022,271	303,022,271	—	299,524,536	299,524,536
Diluted	—	—	303,022,271	303,022,271	—	299,524,536	299,524,536

Class B ordinary shares
Basic	—	—	25,407,065	25,407,065	—	6,403,973	6,403,973
Diluted	—	—	25,407,065	25,407,065	—	6,403,973	6,403,973

	December 31, 2012 RMB	September 30, 2013 RMB	December 31, 2013 RMB	December 31, 2013 USD	December 31, 2012 RMB	December 31, 2013 RMB	December 31, 2013 USD
Note 1: Includes share-based compensation expenses as follows:
Product developments	(3,773)	(5,110)	(7,975)	(1,317)	(15,241)	(20,784)	(3,433)
Sales and marketing	(1,347)	(1,511)	(4,113)	(679)	(6,573)	(7,534)	(1,244)
General and administrative	(1,160)	(2,045)	(28,606)	(4,726)	(5,392)	(35,389)	(5,846)
Total share-based compensation expenses	(6,280)	(8,666)	(40,694)	(6,722)	(27,206)	(63,707)	(10,523)

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three months ended				Year ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net loss attributable to ordinary shareholders	(18,608)	(48,809)	(121,555)	(20,078)	(91,113)	(187,289)	(30,936)
Add:
Share-based compensation expenses	6,280	8,666	40,694	6,722	27,206	63,707	10,523
Non-cash expenses relating to free user traffic contributed by Baidu	1,662	1,480	1,480	244	6,650	5,920	978
Adjusted net income/(loss)(non-GAAP)(*)	(10,666)	(38,663)	(79,381)	(13,112)	(57,257)	(117,662)	(19,435)
Income tax expense	3,530	14,058	26,201	4,328	15,950	41,092	6,788
Depreciation and amortization	5,014	5,459	6,557	1,083	16,876	22,735	3,755
Interest expense	421	351	82	13	421	2,166	357
Adjusted EBITDA (non-GAAP) (**)	(1,701)	(18,795)	(46,541)	(7,688)	(24,010)	(51,669)	(8,535)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense and non-cash expenses relating to free user traffic contributed by Baidu.

CONTACT: For more information, please contact:

China
Jenna Qian
Qunar
Tel: +86-10-5760-3609
ir@qunar.com / press@qunar.com

Nick Beswick
Brunswick Group
Tel: +86-10-5960-8600
Email: qunar@brunswickgroup.com

U.S.
Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
Email: qunar@brunswickgroup.com